Exhibit 99.01


McKenzie Bay International Ltd.: Lac Dore Feasibility Study Positive


BRIGHTON, MICHIGAN & CHIBOUGAMAU, QUEBEC, Apr 22, 2002 -- McKenzie Bay International Ltd. (OTCBB:MKBY) announces that engineering firm, SNC Lavalin Inc "SNC", has completed a Feasibility Study recommending continued development of a mine and processing plant at the Lac Dore Vanadium deposit near Chibougamau, Quebec.

The Study reveals that Lac Dore could produce the highest purity Vanadium for the manufacture of Vanadium Electrolyte "VE". As indicated in Secor's Marketing Study, demand for Vanadium batteries requiring high-purity VE is very large allowing for very good economic potential.

Capital investment is estimated to be US$229 (C$364) million including all equipment, contingencies, and infrastructure costs. A 20-year mining plan was established over a small portion of the 10-mile long (16 km) deposit indicating a reserve of 80 million tonnes of ore (1.27 billion liters of VE). Initial annual VE production capacity is estimated at 63.5 million liters and total employment at more than 300.

The next phase of development includes building a pilot plant to produce five million liters of VE annually, completion of engineering, financing and permitting prior to beginning construction. Plans are being finalized to begin this stage.

The principal product to be produced is VE. MKBY does not intend to produce metallurgical grade Vanadium Pentoxide "V2O5" for conventional steel alloy markets.

SNC, in collaboration with Savanco, developed MKBY's new process technology specifically to produce the highest purity Vanadium chemicals for the production of VE for use in Vanadium Redox Batteries. Lac Dore is expected to be the lowest cost VE producer in the world. Patent applications are being prepared to protect the new process technology.

The project has been developed according to high environmental standards minimizing any unanticipated environmental constraints to its implementation.

SNC's financial analysis of the project indicates a very good Internal Rate of Return "IRR" of 29.8%. MKBY management has calculated the project Net Present Value discounted @ 8% to be approximately US$190 million (C$301) or US$9.05/share (C$14.35).

SOQUEM INC., a division of SGF Mineral Inc, which is a subsidiary of Societe generale de financement du Quebec ("SGF") has the right to acquire a 20% interest in the Lac Dore project upon acceptance of a positive bankable feasibility study.

The financial analysis and project valuation does not take into consideration:

1) The potential development of other MKBY companies in industries related or associated with the commercialization of Vanadium batteries.

2) That only a small portion of the previously identified five billion pound (12.4 billion liters) Vanadium deposit is included and probable future VE production increases are not considered.

3) IRR and NPV calculations are based solely on outright VE sales and did not include valuation increases created by leasing. MKBY intends to lease the bulk of its VE production through its subsidiary, McKenzie Bay Leasing Company.

4) End takeout valuations.

5) Valuation estimates for other MKBY products: Electricity Management Systems and Dermond Wind Turbines.

6) Government grants and credits.

This press release contains certain forward-looking statements concerning potential developments affecting the business, prospects, financial condition and other aspects of the company to which this release pertains. The actual results of the specific items described in this release, and the company's operations generally, may differ materially from what is projected in such forward-looking statements. Although such statements are based upon the best judgments of management of the company as of the date of this release, significant deviations in magnitude, timing and other factors may result from business risks and uncertainties including, without limitation, the company's dependence on third parties, general market and economic conditions, technical factors, the availability of outside capital, receipt of revenues and other factors, many of which are beyond the control of the company. The company disclaims any obligation to update information contained in any forward-looking statement. In addition, the description of past or present performance as to any person is not an indication of future performance or success. The company will remain dependent upon obtaining future financing to support its continued growth and development to successfully implement its business plan.